

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2017

Garo Armen
Chief Executive Officer and Chairman of the Board
Agenus Inc.
3 Forbes Road
Lexington, MA 02421

Re: Agenus Inc.
Registration Statement on Form S-3
Filed November 9, 2017
File No. 333-221465

Dear Dr. Armen:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

General

1.   We note that there is an outstanding comment on your 10-K for the fiscal year ended December 31, 2016 filed March 16, 2017, and on your Form 10-Q for the quarterly period ended September 30, 2017 filed on November 7, 2017. Please be advised that we will not be in a position to declare your registration statement effective until all comments on your Exchange Act filings are resolved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Zachary Blume, Esq.